Exhibit 99.1

TUFIN SOFTWARE TECHNOLOGIES LTD.

5 HaShalom Road, ToHa Tower
Tel Aviv 6789205, Israel

NOTICE OF SPECIAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON JUNE 7, 2022

Notice is hereby given that a special general meeting of shareholders (the “special general meeting” or the “meeting”) of Tufin Software Technologies Ltd., a company organized under the laws of the State of Israel (“Tufin” or the “Company”), will be held on June 7, 2022, at 6:00 p.m. Israel Time (11:00 a.m. Eastern Time), at the principal executive offices of Tufin, located at 5 HaShalom Road, ToHa Tower, Tel Aviv, Israel 6789205.

As previously announced, Tufin entered into an Agreement and Plan of Merger, dated as of April 5, 2022, a copy of which was attached as Exhibit 99.1 to Tufin’s Report of Foreign Private Issuer on Form 6-K that was furnished to the U.S. Securities and Exchange Commission (the “SEC”) on April 6, 2022 (as it may be amended from time to time, the “merger agreement”) with Talon MidCo 3 Limited, a private company incorporated in England and Wales (“Buyer”), and Talon Merger Sub Ltd., a company organized under the laws of the State of Israel and a wholly owned subsidiary of Buyer (“Merger Sub”), pursuant to which, subject to the satisfaction or waiver of the conditions set forth therein, Merger Sub will merge with and into Tufin, with Tufin surviving the merger (the “surviving company”) and becoming a direct wholly owned subsidiary of Buyer (the “merger”).  Buyer and Merger Sub are subsidiaries of investment funds (the “T/R Funds”) advised by Turn/River Capital Management LP, a U.S.-based private equity firm (“Turn/River”).

The meeting will be held for the following purposes:

1.
The Merger Proposal. To approve (a) the merger agreement; (b) the merger itself; (c) the consideration to be received by the shareholders of Tufin in the merger, consisting of  $13.00 per share in cash, without interest and less any applicable withholding taxes, for each ordinary share, par value NIS 0.015 per share, of Tufin (each, a “Tufin ordinary share”) owned immediately prior to the effective time of the merger (the “merger consideration”); (d) the cancellation of all outstanding equity awards of Tufin and the treatment thereof in accordance with the terms of the merger agreement; and (e) all other transactions and arrangements contemplated by the merger agreement.  We refer to these proposals collectively as the “merger proposal.”

2.
The Adjournment Proposal. To approve the adjournment of the meeting to a later date or dates, if necessary, to solicit additional proxies if there are insufficient votes to approve the merger proposal at the time of the meeting. We refer to this proposal as the “adjournment proposal.”

Your shares can be voted at the special general meeting only if you are present or represented by a valid proxy or proxy card.  Only shareholders of record as of the close of business on May 9, 2022, the record date, are entitled to notice of the meeting and to vote at the meeting or any adjournment, postponement or other delay thereof.  You are also entitled to vote at the meeting if you hold Tufin ordinary shares through a bank, broker or other nominee which is one of our shareholders of record at the close of business on May 9, 2022, or which appears in the participant listing of a securities depository on that date.  Even if you plan to attend the special general meeting, we request that you submit your proxy or voting instruction form in advance.

Tufin’s board of directors (the “Board”), after considering the factors to be more fully described in the proxy statement, has unanimously (i) determined that the terms of the merger agreement and the merger and the other transactions contemplated by the merger agreement (collectively, the “transactions”) are fair to, and in the best interests of, Tufin shareholders; (ii) determined that, considering the financial position of the merging companies, no reasonable concern exists that the surviving company will be unable to fulfill the obligations of Tufin to its creditors; and (iii) authorized and approved in all respects, the merger agreement, the delivery and performance of the merger agreement and the consummation of the transactions, upon the terms and subject to the conditions set forth in the merger agreement.  Accordingly, the Board unanimously recommends that you vote (1) “FOR” the merger proposal and (2) “FOR” the adjournment proposal, which will be described in a proxy statement to be made available to Tufin shareholders in connection with the meeting.

Your vote is very important, regardless of the number of Tufin ordinary shares that you own.  The approval of each of the merger proposal and the adjournment proposal requires the affirmative vote of the holders of at least a majority of the ordinary shares of Tufin represented at the special general meeting (or any adjournment or postponement thereof), in person, by proxy or by electronic voting, and voting on such proposal (excluding abstentions and broker non-votes).  In the case of the merger proposal, the foregoing majority must be achieved after excluding any votes of Tufin ordinary shares held by (a) Buyer, Merger Sub or any person or entity holding, directly or indirectly, 25% or more of the total outstanding voting power of Buyer or Merger Sub, or the right to appoint 25% or more of the directors of Buyer or Merger Sub; (b) a person or entity acting on behalf of Buyer, Merger Sub or a person or entity described in clause (a) above; or (c) a family member of, or an entity controlled by, Buyer, Merger Sub or any of the foregoing.

The presence (in person, by proxy or by electronic voting) of any two or more shareholders holding, in the aggregate, at least one-third of the voting rights in the Company constitutes a quorum for purposes of the meeting.  If a quorum is not present within 30 minutes from the time appointed for the meeting, the meeting will stand adjourned either (a) to the same day in the following week at the same time and place (in which case Tufin will not be obligated to give notice to the shareholders of the adjourned meeting), or (b) to such other day, time and place as the Board may indicate in a notice to the shareholders (which may be earlier or later than the date pursuant to clause (a) above).  At such adjourned general meeting any number of shareholders shall constitute a quorum for the business for which the original general meeting was called.

If you are a record shareholder, your signed proxy card must be received at our offices at least six hours prior to the designated time for the special general meeting (i.e., by 12:00 p.m. Israel Time (5:00 a.m. Eastern Time) on June 7, 2022) to be validly included in the tally of Tufin ordinary shares voted at the special general meeting.  If submitted to our proxy tabulator, Broadridge Financial Solutions, Inc., located at 51 Mercedes Way, Edgewood, NY 11717, a signed proxy card must be received by 11:59 p.m. Eastern Time on June 6, 2022 (i.e., 6:59 a.m. Israel Time on June 7, 2022) to be counted towards the tally of Tufin ordinary shares so voted.  In the alternative, a proxy card may be presented in person to the chairperson of the special general meeting at such meeting in order to be counted towards the tally of votes at the meeting.  If you are a registered shareholder and attend the special general meeting, you may vote in person, and if you so vote, your proxy will not be used.

If your Tufin ordinary shares are held in a stock brokerage account or by a bank, broker or other nominee, you are considered the “beneficial holder” of the Tufin ordinary shares held for you in what is known as “street name.” If that is the case, you may instruct your bank, broker or other nominee how to vote by completing and returning the voting instruction form provided by your bank, broker or other nominee, or by providing voting instructions via the internet (at www.proxyvote.com) or via telephone (as per the directions on the enclosed voting instruction form).  If you plan to attend the meeting and vote in person, you will be required to present a “legal proxy” from your bank, broker or other nominee, along with an account statement showing ownership of your Tufin ordinary shares as of the record date, in order to be given a ballot to vote the shares in person at the meeting.

In accordance with the Israeli Companies Law, 5759-1999, and the regulations promulgated thereunder, a shareholder may submit a written position statement in English to us, expressing its position on the merger proposal and the adjournment proposal, no later than May 31, 2022, at the following address:  Tufin Software Technologies Ltd., 5 HaShalom Road, ToHa Tower, Tel Aviv 6789205, Israel, Attn: Ms. Noa Farkas Gluck, General Counsel.  We will publish timely delivered position statements by way of furnishing a report on Form 6-K to the SEC.

Additionally, in accordance with, and subject to, the provisions of the Companies Law and the regulations promulgated thereunder, certain of our shareholders may present proposals for consideration at the meeting by submitting their proposals in writing to the Company no later than May 10, 2022, provided that such proposal is appropriate for consideration by shareholders at the meeting.  Such proposals should be submitted in writing to us at the following address: Tufin Software Technologies Ltd., 5 HaShalom Road, ToHa Tower, Tel Aviv 6789205, Israel, Attn: Ms. Noa Farkas Gluck, General Counsel.  If the Board determines that a shareholder proposal has been duly and timely received and is appropriate for inclusion in the agenda of the meeting, we will publish a revised agenda for the meeting in accordance with the provisions of the Companies Law and the regulations promulgated thereunder by way of issuing a press release or furnishing a report on Form 6-K to the SEC. However, the record date for the meeting will not change.

The Company intends to furnish copies of the proxy statement for the meeting, describing the matters to be voted on at the meeting, along with the proxy card and other documents to the SEC on Form 6-K on or about May 13, 2022.  Once available, such proxy statement, proxy card and other documents may be obtained for free from the SEC’s website at www.sec.gov, the Company’s website at investors@tufin.com, or by directing the request to the following address:  Tufin Software Technologies Ltd., 5 HaShalom Road, ToHa Tower, Tel Aviv 6789205, Israel, Attn: Ms. Noa Farkas Gluck, General Counsel.  The contents of Tufin’s website are not deemed to be incorporated by reference into this Form 6-K or the proxy statement (once available).

This communication is not a substitution for the proxy statement or for any other documents that Tufin may furnish to the SEC or send to shareholders in connection with the proposed merger.  INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FURNISHED TO THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER.

TUFIN SOFTWARE TECHNOLOGIES LTD.

By:	/s/ Reuven Kitov
Name:	Reuven Kitov
Title:	CEO & Chairman of the Board of Directors